Exhibit 99.1

AMENDMENT NO. 2 TO THE
FORBEARANCE AGREEMENT

AMENDMENT NO. 2 TO THE FORBEARANCE AGREEMENT, dated as of January     , 2009 (this “Amendment”), with respect to the Forbearance Agreement dated as of September 15, 2008 (as amended by Amendment No. 1 thereto, the “Forbearance Agreement”), among Masonite Corporation (the “U.S. Borrower”), Masonite International Corporation (the “Canadian Borrower” and, together with the U.S. Borrower, the “Borrowers”), Masonite International Inc. (“Holdings”), the Lenders party thereto and The Bank of Nova Scotia, as Administrative Agent (in such capacity, the “Administrative Agent”), relating to the Credit Agreement, dated as of April 6, 2005 (as amended or modified, the “Credit Agreement”) among the Borrowers, Holdings, the Lenders referred to therein and the Administrative Agent.

RECITALS

WHEREAS, as a result of the occurrence and continuation of the “Designated Events of Defaults”, the Loan Parties and certain other parties entered into the Forbearance Agreement;

WHEREAS, the Lenders party hereto have agreed to amend the Forbearance Agreement on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

Section 1.1.           Definitions.  Unless otherwise defined herein, capitalized terms used herein have the meanings assigned in the Forbearance Agreement.

Section 1.2.           Amendments to Forbearance Agreement.

(a)           Article I of the Forbearance Agreement is hereby amended by amending and restating the definition of “Forbearance Termination Date” to read as follows:

“Forbearance Termination Date” means the earlier of: (a) 11:59 p.m. New York City time on January 30, 2009 and (b) the occurrence of a Termination Event pursuant to and as defined in that certain First Amended and Restated Forbearance Agreement (the “Bondholder Forbearance Agreement”), dated as of December 31, 2008, by and among Holdings, the Canadian Borrower, the U.S. Borrower, the indirect and direct subsidiaries identified on the signature pages thereof, as guarantors, and the holders of the Senior Subordinated Notes due 2015 (the “Notes”) that were issued pursuant to (i) that certain Exchange Note Indenture, dated as of October 6, 2006 (as amended or modified, the “U.S. Indenture”), among the U.S. Borrower, Holdings, the Canadian Borrower, as guarantor and certain subsidiaries of Holdings, as guarantors, and (ii) that certain Exchange Note Indenture, dated as of October 6, 2006 (as amended or modified, the “Canadian Indenture,” together with the U.S. Indenture, the “Indentures”), among the Canadian Borrower, Holdings, the U.S. Borrower, as guarantor, and certain subsidiaries of Holdings, as guarantors; provided that if (X) a Termination Event pursuant to the Bondholder Forbearance Agreement occurs and (Y) the Loan Parties are diligently pursuing a waiver of such Termination Event from or an extension of the forbearance by the holders of the Notes, then the applicable Forbearance Termination Event shall be the date that is three days from the occurrence of the Termination Event pursuant to the Bondholder Forbearance Agreement.

ARTICLE II
CONDITIONS PRECEDENT

Section 2.1.           Conditions Precedent.  This Amendment shall not be effective unless and until each of the following conditions shall have been satisfied in the Administrative Agent’s sole discretion or waived in accordance with the terms hereof:

(a)           The Administrative Agent shall have received:

(i)            counterparts of this Amendment executed by Holdings, the Borrowers, the Guarantors, the Lenders constituting the Required Lenders, and the Administrative Agent; and

(ii)           payment in full in cash of its invoiced and unpaid Costs and Expenses to the extent due in accordance with the terms of the Forbearance Agreement; and

(b)           Each of the representations and warranties contained in this Amendment shall be true and correct as of the date hereof; and

(c)           The Bondholder Forbearance Agreement shall continue to be in full force and effect.

ARTICLE III
REPRESENTATIONS AND WARRANTIES; ACKNOWLEDGMENTS

Section 3.1.           Incorporation of Recitals.  Each Loan Party hereby acknowledges and agrees that (i) the matters set forth in the Recitals are true and correct, (ii) the Acknowledged Events of Default have occurred and are continuing, (iii) the Lenders have no obligation to make additional Revolving Credit Loans, and the Letter of Credit Issuers have no obligation to issue any additional Letters of Credit or to renew or extend any outstanding Letters of Credit, under the Credit Agreement, and (iv) absent the continued effectiveness of the Forbearance Agreement

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(as amended hereby), the Administrative Agent and the Lenders are entitled to exercise immediately their rights and remedies under the Credit Documents.

Section 3.2.           Validity of the Agreements.  Each Loan Party expressly acknowledges and agrees that the Credit Documents are valid and enforceable by the Administrative Agent and the Lenders against such Loan Party (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity) and expressly reaffirms each of its obligations under the Credit Documents.

Section 3.3.           No Conflicts.  Each Loan Party represents and warrants to the Administrative Agent and the Lenders, as of the date hereof, such representation and warranty surviving the execution and implementation of this Amendment and the transactions contemplated herein, that it has the power and authority to execute, deliver and perform its obligations under this Amendment, and that the execution, delivery and performance by each Loan Party of this Amendment have been duly authorized by all necessary corporate, stockholder or other equivalent action, and do not (A) contravene the certificate of incorporation, by-laws or other constitutive documents of each Loan Party; (B) contravene any contractual restriction, any court or administrative decree or order binding on or affecting such Loan Party; or (C) result in, or require the creation or imposition of, any Lien on any of the properties of such Loan Party.

Section 3.4.           Validity.  Each Loan Party represents and warrants to the Administrative Agent and the Lenders, as of the date hereof, such representation and warranty surviving the execution and implementation of this Amendment and the transactions contemplated herein, that this Amendment constitutes the legal, valid and binding obligation of each Loan Party, enforceable in accordance with its terms.

ARTICLE IV
MISCELLANEOUS

Section 4.1.           Amendments; Interpretation.  No amendment or modification of any provision of this Amendment shall be effective without the written agreement of each Loan Party, the Administrative Agent and the Required Lenders, and no waiver of any provision of this Amendment, or consent to any departure by any Loan Party therefrom, shall in any event be effective without the written concurrence of the Required Lenders.  Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given.  No notice to or demand upon any Loan Party in any case shall entitle any Loan Party to any other or further notice or demand in similar or other circumstances.  No prior drafts of this Amendment, or any negotiations regarding the terms contained in those drafts, shall be admissible in any court to vary or interpret the terms of this Amendment, the parties hereto agreeing that this Amendment constitutes the final expression of the parties’ agreement and supersedes all prior written and oral understandings regarding the terms of this Amendment.  The parties hereto have had the opportunity to be represented by counsel in their negotiations of the terms of this Amendment, and therefore no provision of this Amendment shall be construed against any party hereto on the theory that such party drafted such provision.

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Section 4.2.           No Waiver.  The Administrative Agent’s or any Lender’s failure, at any time or times, to require strict performance by any Loan Party of any provision or term of this Amendment or of any of the Credit Documents shall not waive, affect or diminish any right of the Administrative Agent or the Lenders thereafter to demand strict compliance and performance therewith.  Any suspension or waiver by the Administrative Agent or the Lenders of a Forbearance Default shall not suspend, waive or affect any other Forbearance Default or any Event of Default, whether the same is prior or subsequent thereto and whether of the same or of a different kind or character.  Without limiting the generality of the foregoing, nothing herein constitutes a waiver of any Event of Default (whether or not such Event of Default constitutes a Designated Event of Default).

Section 4.3.           Submission to Jurisdiction.  The Administrative Agent, the Lenders and each Loan Party each agree that all disputes among them arising out of, connected with, related to, or incidental to the relationship established between them in this Amendment, and whether arising in contract, tort, equity, or otherwise, shall be resolved only by the courts of the State of New York sitting in the Borough of Manhattan in the City of New York or the United States District Court for the Southern District of New York, and appellate court from any thereof.  The Administrative Agent, the Lenders and each Loan Party each waives in all disputes any objection that any of them may have to the location of the court considering the dispute which court shall have been chosen in accordance with the foregoing.

Section 4.4.           WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, BETWEEN THE ADMINISTRATIVE AGENT AND THE LENDERS AND ANY LOAN PARTY OR ANY OF THEIR RESPECTIVE AFFILIATES ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN THIS AMENDMENT.  INSTEAD, ANY DISPUTES RESOLVED IN COURT WILL BE RESOLVED IN A BENCH TRIAL WITHOUT A JURY.

Section 4.5.           Section Titles.  The section and subsection titles contained in this Amendment are included for the sake of convenience only, shall be without substantive meaning or content of any kind whatsoever, and are not a part of the agreement between each Loan Party, the Administrative Agent and the Lenders.  Any reference in this Amendment to any “Section” refers, unless the context otherwise indicates, to a section of this Amendment.

Section 4.6.           CHOICE OF LAW.  EACH OF THE LENDERS, THE ADMINISTRATIVE AGENT AND EACH LOAN PARTY HEREBY AGREES THAT ALL DISPUTES AMONG OR BETWEEN THEM, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO, THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN THIS AMENDMENT, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE CONFLICTS OF LAW PROVISIONS) OF THE STATE OF NEW YORK.

Section 4.7.           Notices.  All notices, requests and demands to or upon the respective parties hereto shall be given in accordance with the Credit Agreement.

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Section 4.8.           Counterparts.  This Amendment may be executed in any number of separate counterparts (which may include counterparts delivered by facsimile or electronic mail), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGES TO FOLLOW]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered by their duly authorized officers as of the day and year first written above.

MASONITE CORPORATION

By:
Name:
Title:

MASONITE INTERNATIONAL CORPORATION

By:
Name:
Title:

MASONITE INTERNATIONAL, INC.

By:
Name:
Title:

[Signature Page to Amendment No. 2 to the Forbearance Agreement]

CUTTING EDGE TOOLING, INC.
DOOR INSTALLATION SPECIALIST CORPORATION
EGER PROPERTIES
FLORIDA MADE DOOR CO.
MASONITE CORPORATION
MASONITE HOLDINGS, INC.
PINTU ACQUISITION COMPANY, INC.
PREMDOR FINANCE, LLC
WMW, INC.
WOODLANDS MILLWORK I, LTD.
CASTLEGATE ENTRY SYSTEMS, INC.
CROWN DOOR CORPORATION
3061275 NOVA SCOTIA COMPANY
BONLEA LIMITED
PREMDOR CROSBY LIMITED
PREMDOR U.K. HOLDINGS LIMITED
MASONITE EUROPE LIMITED
MASONITE COMPONENTS
MASONITE EUROPE
MASONITE IRELAND
MASONITE MEXICO, S.A. de C.V.
MASONITE CHILE HOLDINGS S.A.

By:
Name:
Title:

[Signature Page to Amendment No. 2 to the Forbearance Agreement]

THE BANK OF NOVA SCOTIA,
as Administrative Agent and Lender

By:
Name:
Title:

[Signature Page to Amendment No. 2 to the Forbearance Agreement]

[INSERT NAME OF LENDER]

By:
Name:
Title:

[Signature Page to Amendment No. 2 to the Forbearance Agreement]